Schedule 13D

Issuer: Psychemedics Corp

Class of Securities: Common Stock

Cusip: 744375107

Authorized to receive notices:

Robert J. Mrofka, Esq.

Cisar & Mrofka, Ltd.

1550 Spring Rd., Ste. 210

Oak Brook, Ill 60523

630-530-0000

Date of event: acquired 5.01% on 30 June 1999;

as of 30 September 2000 total of 6.77%;

as of 30 September 2001 total of 7.22%.

1.            Thomas J. Campbell; Thomas J. &
Nancy B. Campbell as husband and wife
joint tenants; Campbell Family Limited Partne rship, Nancy B. Campbell, General Partner.

4.            Source of funds: PF & 00 (margin acct).

6.            USA.

7.            Sole voting power: Thomas J. Campbell
336,200 shares; Campbell Family Limited Partnership
460,250 shares.

8.            Shared voting power: Thomas J. & Nancy
 B. Campbell as husband and wife joint tenants 746,000 shares.

9.            Sole dispositive power:  Thomas J. Campbell
336,200 shares; Campbell Family Limited
Partnership 460,250 shares.

10.            Shared dispositive power: Thomas J. & Nancy
B. Campbell as husband and wife joint tenants
746,000 shares.

11.            Thomas J. Campbell 709,200 shares 46%; Nancy
B. Campbell 373,000 shares 24%; Campbell
 Family Limited Partnership 460,250 shares 30%.

13.            100%

14.            EP 83,000 shares; PN 460,250 shares; IN
999,200.

Item 1.            Common Stock of Psychemedics Corp, 1280
Massachusetts Ave., Cambridge, MA.

Item 2.            (a)            Thomas J. Campbell

            (b)            c/o Robert J. Mrofka, Esq.

                        Cisar & Mrofka, Ltd.

                        1550 Spring Rd., Ste 210

                        Oak Brook, Ill 60523

            (c)            Private Investor self employed

            (d)            No

            (e)            No

            (f)            USA

(a) Thomas J. & Nancy B. Campbell as husband and wife joint tenants

(b)            c/o Robert J. Mrofka, Esq.

                        Cisar & Mrofka, Ltd.

                        1550 Spring Rd., Ste 210

                        Oak Brook, Ill 60523

            (c)            Private Investor  self employed

            (d)            No

            (e)            No

(f)            USA

(a)            Campbell Family Limited Partnership

(b)            c/o Robert J. Mrofka, Esq.

                        Cisar & Mrofka, Ltd.

                        1550 Spring Rd., Ste 210

                        Oak Brook, Ill 60523

            (c)            Private Investor

            (d)            No

            (e)            No

(f)            USA

Item 3.            Thomas J. & Nancy B. Campbell as
husband and wife joint tenants, personal funds, and borrowed funds: Margin borrowing $3,001,356.00.

Item4, (a) through (j) inclusive: Investment is the purpose of the acquisition of securities of the issuer, no plans or proposals.

Item 5, (a) through (e) inclusive.

Thomas J. & Nancy B. Campbell as husband and wife, shared and sole voting power:
Thomas J. Campbells voting power 709,200 shares;
 Nancy B. Campbells voting power 373,000 shares.
Campbell Family Limited Partnerships voting power
460,250 shares. Total voting power 1,542,450 shares,
 total shares 1,542,450. Total sole dispositive power:
Thomas J. Campbell 709,200 shares; Nancy B. Campbell
373,000 shares;
Campbell Family Limited Partnership460,250 shares.

Item 6.            None